EXHIBIT 23.2
                  Consent of KPMG Peat Marwick LLP.

The Board of Directors
LS Capital Corporation:

We consent to the use of our report incorporated herein by reference. Our report dated October 6, 1995 contains an explanatory paragraph that states the Company has suffered recurring losses from operations and has a working capital deficiency which raise substantial doubt about its ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of that uncertainty. Our report dated October 6, 1995 also contains an explanatory paragraph that states that the Company is a defendant in several lawsuits, the ultimate outcome of which cannot presently be determined. Accordingly, no provision for any liability that may result upon adjudication has been recognized in the consolidated financial statements.


                        /S/KPMG PEAT MARWICK LLP

New Orleans Louisiana
July 21, 1997